1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 15, 2004

For the month of November 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on November 22, 2004: To announce related materials on acquisition of UMCi Ltd. securities

99.2	Announcement on November 25, 2004: Announcement of financial information on corporate bonds

99.3	Announcement on December 7, 2004: November Sales

99.4	Announcement on December 8, 2004: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on December 14, 2004: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on December 15, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.7	Announcement on December 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on acquisition of UMCi Ltd. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMCi Ltd.

2.	Date of occurrence of the event: 2004/11/22

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 47,938,027 shares; average unit price: $1.8 USD; total amount: $86,288,448.6 USD, approximately $2,857,010,533 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): All the UMCi’s shareholders

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment of $86,288,448.6 USD

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The acquisition of current outstanding shares; Price negotiation; Decision made by the Chairman and President’s office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 880,006,287 shares; amount: $30,026,970,840 NTD; percentage of holdings: 100%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:24.57%; ratio of shareholder’s equity: 33.87%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Long-term Investment

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.2

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Announcement of financial information on corporate bonds

1.	Date of occurrence of the event: 2004/11/25

2.	Cause of occurrence: Required disclosure by the Taiwan Stock Exchange

3.	Countermeasures: None

4.	Any other matters that need to be specified:

(1)	Basic information of corporate bonds

1.	First Secured Corporate Bonds in 2000
Issue date: 2000/4/27
Repurchase date: none
Maturity date: 2005/4/27
Principal payable: NTD 0.57 billion

2.	First Unsecured Corporate Bonds in 2001
Issue date: 2001/4/16~4/27
Repurchase date: none
Maturity date: 1A 2006/4/16~4/27; 1B 2008/4/16~4/27
Principal payable: NTD 12.75 billion

3.	Second Unsecured Corporate Bonds in 2001
Issue date: 2001/10/2~10/15
Repurchase date: none
Maturity date: 2A 2004/10/2~10/15; 2B 2006/10/2~10/15
Principal payable: NTD 5 billion

4.	Zero Coupon Exchangeable Bonds Due 2007
Issue date: 2002/5/10
Repurchase date: 2005/2/10
Maturity date: 2007/5/10
Principal payable: NTD 3.39 billion

5.	Third Secured Corporate Bonds in 2003
Issue date: 2003/5/21~6/24
Repurchase date: none
Maturity date: 3A 2008/5/21~6/24; 3B 2010/5/21~6/24
Principal payable: NTD 15 billion

(2)	Source of Principal Payment: Operating Income

(3)	Financial Structure

1.	Debt asset ratio: 19.62%

2.	Long-term funds/Fixed assets: 219.62%

(4)	Liability Ratio

1.	Current ratio: 447.82%

2.	Quick ratio: 396.23%

(5)	Liquidity Asset

1.	Unrestricted cash and cash equivalence: NTD 81 billion

2.	Unrestricted short-term investment: NTD 3.08 billion

3.	Marketable long-term investment: NTD 25.49 billion

(6)	Short-Term Loans: none

(7)	Long-Term Liability due within 1 year: NTD 2.82 billion

Exhibit 99.3

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United Microelectronics Corporation

December 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2004

1) Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
November	Invoice amount	8,644,094	7,633,833	1,010,261	13.23%
2004	Invoice amount	110,629,685	78,723,443	31,906,242	40.53%
November	Net sales	9,280,783	7,701,531	1,579,252	20.51%
2004	Net sales	108,428,066	76,509,754	31,918,312	41.72%

2) Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	35,495,688
UMC’s subsidiaries	22,155	23,039	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	70,991,375
UMC’s subsidiaries	-175,740	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	15,000
Financial instruments	Interest rate swap
Mark to market value	-436

b Trading purpose : None

Exhibit 99.4

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2004/10/19~2004/12/0

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,358,000 shares; average unit price: $221.58 NTD; total amount: $300,906,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 283,909,868 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 77,597,520 shares; amount: 971,176,285 NTD; percentage of holdings: 10.09%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.47%; ratio of shareholder’s equity: 33.73%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.5

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/12/13

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $856,335,900 NTD; total transaction price: $856,335,900 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.6

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Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/12/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $674,403,800 NTD; total transaction price: $674,403,800 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O ASML MACAU COMMERCIAL OFFSHORE LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance. 2) 100% paid after acceptance.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.7

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United Microelectronics Corporation

For the month of November, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of November, 2004

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of October 31, 2004	Number of shares held as of November 30, 2004	Changes
Director	Hong-Jen Wu	34,753,501	34,603,501	(150,000)
Supervisor	Tzyy-Jang Tseng	18,374,959	18,347,959	(27,000)
Supervisor[1]	Chiao Tung Bank	222,724,880	112,724,880	(110,000,000)
Vice President	Henry Liu	11,034,148	10,894,148	(140,000)
Vice President	Nick Nee	4,690,306	4,490,306	(200,000)
Vice President	Tai-Sheng Feng	1,414,866	1,294,866	(120,000)
Vice President[2]	Shih-Wei Sun	12,097,683	12,050,064	(47,619)

Note 1: The disposal was in the form of issuing 22,000,000 shares of ADSs.

Note 2: Shares were transferred to Sun’s infants.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of October 31, 2004	Number of shares pledge as of November 30, 2004	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	November	2004
Semiconductor Manufacturing Equipment	4,669,992	47,365,341
Fixed assets	14,723	236,189

4) The disposition of assets (NT$ Thousand)

Description of assets	November	2004
Semiconductor Manufacturing Equipment	143	253,675
Fixed assets	0	16,629